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                   (CANWEST GLOBAL COMMUNICATIONS CORP. LOGO)

                                  NEWS RELEASE


For immediate release
October 4, 2005


                       FIREWORKS DISTRIBUTING CORPORATION
                    SELLS CANADIAN TELEVISION LIBRARY RIGHTS


WINNIPEG - CanWest Global Communications Corp. announced today that Fireworks Distributing Corporation, an indirect subsidiary, has completed the sale of its Canadian and certain other television program receivables and rights to Motion Picture Distribution LP. Terms of the transaction were not disclosed. Since February 2004, these assets have been accounted for at fair value as a discontinued operation.

CanWest Global Communications Corp. (NYSE: CWG; TSX: CGS.SV and CGS.NV, www.CanWestglobal.com {http://www.canwestglobal.com/}), an international media company, is Canada's largest media company. CanWest is Canada's largest publisher of daily newspapers, and also owns, operates and/or holds substantial interests in conventional television, out-of-home advertising, specialty cable channels, Web sites and radio networks in Canada, New Zealand, Australia, Ireland and the United Kingdom.


For further information contact:

Geoffrey Elliot
Vice President, Corporate Affairs
CanWest Global Communications Corp.
Tel: +1 (204) 956-2025
Fax: +1 (204) 947-9841
gelliot@canwest.com